July 1, 2016

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Attention:	Katherine Hsu
Folake Ayoola

Re:	Volkswagen Auto Lease/Loan Underwritten Funding, LLC

Registration Statement on Form SF-3

Filed July 31, 2015

File No. 333-205992

Dear Ms. Hsu:

On behalf of Volkswagen Auto Lease/Loan Underwritten Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated August 26, 2015 from the staff of the U.S. Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form SF-3. For your convenience, an electronic copy of this letter is being delivered to you, together with a copy of Amendment No. 1, which has been marked to show the changes from the Registration Statement as filed on July 31, 2015, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. Please note that page number references in our responses below refer to the applicable page number in the clean copies of Amendment No.1. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the captioned Registration Statement.

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

July 1, 2016

Response

We confirm that the depositor and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The CIK of the depositor is 0001182534. The CIK of each issuing entity previously established, directly or indirectly, by the depositor in connection with the offering of asset-backed securities involving the same asset class as this offering is set forth on Schedule I hereto.

[Subsequent Receivables], page 11

2.	We note that you contemplate a prefunding account to acquire additional receivables from the depositor. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 25% of the proceeds of the offering to fund the account.

Response

We confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that we will not use more than 25% of the proceeds of the offering to fund the prefunding account.

Credit Risk Retention, page 41

3.	Please revise to provide a description in this section of the material terms of the eligible vertical interest, eligible horizontal residual interest and eligible horizontal cash reserve account as required by Rules 4(c)(1)(i)(B), 4(c)(1)(iii)(B) and 4(c)(2)(i)(C) of Regulation RR (17 CFR Part 246), respectively. In the alternative, we believe it would be acceptable to comply with the requirements by including references in this section to other specific summary disclosure in the prospectus about, for example, the priority of payments and events of default and acceleration for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest or reserve account meets the risk retention requirements for an eligible vertical interest, eligible horizontal residual interest or eligible horizontal cash reserve account, as applicable.

Response

We have revised the disclosure on page 42 of the prospectus to provide a description of the material terms of the eligible vertical interest, eligible horizontal residual interest and eligible horizontal cash reserve account as required by Rules 4(c)(1)(i)(B), 4(c)(1)(iii)(B) and 4(c)(2)(i)(C) of Regulation RR (17 CFR Part 246), together with cross-references to more detailed descriptions of these terms elsewhere in the prospectus.

July 1, 2016

4.	We note your placeholders for descriptions of the fair value methodology. Please revise your disclosure to include a description of the valuation methodology used to calculate fair values, including descriptions of all key inputs and assumptions used to measure the fair value that either could have a material impact on the fair value calculation or would be material to a prospective investor’s ability to evaluate the sponsor’s fair value calculations. In addition, to the extent you intend to disclose a range of fair values, please disclose the method by which you will determine the range of bona fide estimates or specified prices, tranche sizes or rates of interest used to determine the range of fair values. Please refer to Rule 4(c)(1)(i) of Regulation RR.

Response

We have revised the disclosure on pages 42 through 44 of the prospectus to include a description of the valuation methodology used to calculate fair values in accordance with Rule 4(c)(1)(i) of Regulation RR. We note that the disclosure reflects the valuation methodology that VW Credit, Inc. would expect to use in a fair value calculation being performed today. However, as noted below, fair value measurement under GAAP is, in the case of asset-backed securities, intertwined with market practice and VW Credit, Inc.’s judgment about how market participants would price the securities at the time of the valuation. As such, we expect that, at the time of an actual takedown, the fair valuation methodology disclosed in the related prospectus may vary from the description contained in the Registration Statement to the extent necessary to reflect then-current market practice.

We also note that the fair value methodology in the Registration Statement utilizes a constant prepayment assumption. Rule 4(a)(2) of Regulation RR requires that the fair value of the eligible horizontal residual interest be determined using a fair value measurement framework under GAAP. Under GAAP and, in particular, FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”), fair value of the notes and the certificates generally would be the price that would be received by the seller in a sale of the notes and certificates, respectively, in an orderly transaction between unaffiliated market participants. VW Credit, Inc. has determined that the fair value of an issuing entity’s certificates should be measured using the inputs included in Level 3 of the ASC’s fair value hierarchy, which include data not observable in the market and which reflect VW Credit’s judgment regarding the assumptions market participants would use in pricing the certificates in a hypothetical sale.

The Absolute Prepayment Model (“ABS”) represents an assumed rate of prepayment each month relative to the original number of receivables in a pool of receivables.

July 1, 2016

Currently, investors in asset-backed securities secured by motor vehicle receivables typically use an ABS rate to price the securities, regardless of whether those securities are notes or residual equity interests such as the certificates. VW Credit’s use of ABS to value the eligible horizontal residual interest is, thus, consistent with ASC 820 guidance, which is the relevant GAAP standard.

Further, our experience is that ABS is a useful predictive model for motor vehicle receivable prepayment speeds which, unlike mortgages, tend not to be very sensitive to changes in interest rates.

5.	We note your bracketed disclosure that you intend to insert disclosure of hedges materially related to the credit risk of the securities. Please also revise to indicate that the holder of any ABS interest retained in accordance with the risk retention rules will not hedge such interest. Please refer to Rule 12 of Regulation RR.

Response

The disclosure on pages 18 and 45 of the prospectus indicates that the retained interest that is intended to satisfy Regulation RR “will not be transferred or hedged except as permitted under Regulation RR.” Because Rule 12 of Regulation RR contains exceptions to the restrictions on transfers and hedges of the retained interest, as well as a general sunset provision with respect to such restrictions, we believe the disclosure on pages 18 and 45 of the prospectus complies with the requirements of Regulation RR.

6.	We note that your disclosure on page 14 that collections on the receivables, to the extent available for the risk retention reserve account, will be added to the risk retention reserve account on each payment date, until the amount in the risk retention reserve account equals the specified risk retention reserve account balance. The risk retention rules require that an eligible horizontal cash reserve account be fully funded at closing.

Response

The disclosure on page 14 that is referred to in comment 6 is describing the standard reserve account feature, which provides credit and cashflow enhancement for the transaction generally. The risk retention reserve account is separately described on page 15. We have revised the disclosure on page 15 under “Summary—Credit Risk Retention” and on page 45 under “The Sponsor—Credit Risk Retention—Risk Retention Reserve Account” to make clear that an eligible horizontal cash reserve account will be funded at closing with the full amount required to be deposited therein under Regulation RR.

7.

We note that the disclosure of the priority of payments for principal, the priority of payments for interest and the priority of payments for both interest and principal after and during an event of default do not include disclosure of the process by which funds on deposit in the risk retention reserve account are distributed. You are required to disclose

July 1, 2016

material terms of an eligible horizontal cash reserve account. Please refer to Rule 4(b) and Rule 4(c)(iii) of Regulation RR. Therefore, please revise your disclosure to explain the process by which funds on deposit are distributed in an appropriate location in the prospectus.

Response

We have revised the disclosure on page 87 of the prospectus by adding a new section, captioned, “Risk Retention Reserve Account”, which sets forth the material terms of the eligible horizontal cash reserve account. We have also revised the disclosure throughout the prospectus to disclose the process by which funds on deposit in the risk retention reserve account are distributed, including by adding such funds to the priority of payments on page 88.

Asset Representations Reviewer, page 47

8.	We note your disclosure that the asset representations reviewer is not affiliated with any of the transaction parties listed. Please revise to also make clear that the asset representations reviewer “will not” be affiliated with any of the transaction parties.

Response

We have revised the disclosure on page 50 under “The Asset Representations Reviewer” to clarify that the asset representations reviewer will not be affiliated with any of the transaction parties. The disclosure on page 50 of the prospectus explains that if the asset representations reviewer becomes an affiliate of any of the transaction parties, through merger or otherwise, it is required to promptly resign as asset representations reviewer and the sponsor is required to appoint a successor asset representations reviewer.

9.	Please revise to confirm that the monthly distribution report filed by the depositor on Form 10-D will disclose if/when the asset representations reviewer has resigned, been removed or been substituted, as applicable.

Response

We have revised the disclosure on page 50 of the prospectus under “The Asset Representations Reviewer” to confirm that, if the asset representations reviewer has resigned or has been removed, replaced or substituted during a distribution period, then such event will be disclosed on the applicable Form 10-D for such distribution period.

Review of Pool Assets, page 57

10.

Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least

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five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Response

We confirm that, if we or an underwriter obtain a due diligence report from a third-party provider, we (or the underwriter, as applicable), will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report that we or the underwriter have obtained in accordance with the requirements of Rule 15Ga-2 of the Exchange Act.

Delinquency Trigger, page 78

11.	Refer to the second paragraph. We note your disclosure in brackets with respect to the information required under Item 1113(a)(7)(i) of Regulation AB. Please tell us if you plan to provide the information before effectiveness of the registration statement.

Response

We have revised the disclosure on page 81 of the prospectus to disclose how the delinquency threshold that triggers a review by the asset representations reviewer was determined to be appropriate in accordance with Item 1113(a)(7)(i).

12.	Please tell us why the sentence describing the delinquency trigger (and not just the amount of the percentages) is in brackets. Please tell us whether you intend to change the delinquency trigger for each offering. We expect that the delinquency trigger will be an objective, specified threshold “negotiated by sponsors and investors in advance of the ABS issuance.” Refer to General Instruction I.B.1(b)(C)(1) of Form SF-3 and Section V.B.3(a)(2)(c)(i)(a) of the 2014 Regulation AB II Adopting Release.

Response

The bracketed language describing the delinquency trigger reflects the structure that we presently intend to utilize for each offering. However, we also expect that the delinquency trigger utilized may evolve with each offering, as investors see variations of the trigger methodology used in different transactions and a “market standard” formulation develops. Investors will effectively be able to negotiate the trigger in advance of each issuance by allocating their investments to transactions that utilize a preferred trigger methodology, and avoiding deals that do not. Each shelf registrant must be able to adapt its trigger to market practice, so long as the trigger utilized in each takedown otherwise meets the requirements of General Instruction I.B.1(b)(C)(1) of Form SF-3. We think this is consistent with Section V.B.3(a)(2)(c)(i)(a) of the 2014

July 1, 2016

Regulation AB II Adopting Release, which made clear that “transaction participants should have some flexibility . . . so that they may negotiate terms appropriate for each particular offering.”

Asset Review Voting, page 78

13.	Please explain the brackets around “for that Payment Date.” Is there an alternative measurement date?

Response

We have revised the disclosure on page 81 under “Description of the Transfer Agreements and the Administration Agreement—Asset Representations Review—Asset Review Voting” to delete the phrase “for that Payment Date.”

14.	We note your disclosure on page 34 that “because the notes are in book-entry form, your rights can only be exercised indirectly.” Please revise your disclosure to provide the procedures for how a vote through DTC will occur.

Response

We have added disclosure on page 82 under “Description of the Transfer Agreements and the Administration Agreement—Asset Representations Review—Asset Review Voting” to provide a summary of DTC’s current voting procedures for book-entry securities.

15.	We note your disclosure that “any such vote shall be (i) initiated no later than 90 days from the payment date on which the Delinquency Trigger was breached and (ii) completed no later than 150 days from the payment date on which the Delinquency Trigger was breached.” Please provide us with your analysis of why you believe such time periods are sufficient for investors to be able to utilize the investor communication shelf provision. Please make sure you take into account relevant procedures and timelines, including DTC-related procedure and timing considerations, as part of your analysis.

Response

We believe that the time periods for initiating a vote (90 days) and completing a vote (150 days) will provide sufficient time for investors to use the investor communication mechanism. If the Delinquency Trigger is breached on, for example, the September payment date (which, subject to the business day convention, would be September 20), it would be reported in the monthly investor report for the August collection period, which would be included on a Form 10-D that would generally be filed no later than September 20. Investors would then have until December 19 to demand a vote. Investor communication requests received between September 20 and September 30 would be

July 1, 2016

required to be reported in the Form 10-D for the October collection period, which would generally be filed no later than October 20, giving the investors 59 days before the 90-day period ends to communicate and demand a vote. Investor communication requests received in October would be reported in the Form 10-D for the October collection period, which would generally be filed no later than November 30, giving investors about 29 days before the 90-day period ends to communicate and initiate a vote.

When viewed in combination with the above timeframes, we believe that the 150-day period in which to complete a vote is ample time for investors to be able to exercise their right to an asset review. Investors would have about 60 days after the end of the initiation period to vote for a review, and even more time if the vote is initiated before the end of the initiation period. Based on the example above, if a delinquency trigger occurs on the September payment date, investors would have until February 16 to vote for a review. We also note that the 150-day period for voting would include the 90-day period given to investors to initiate a vote, and we expect that investors would communicate about both initiating a vote and actual voting during the initiation period, and would not wait until initiation to communicate about voting for a review.

We believe these time periods strike an appropriate balance between the rights of investors to communicate, initiate a vote for and demand a review, and the interests of the issuer and sponsor to have certainty about whether an asset representations review will be conducted after the Delinquency Trigger has been breached. We also note that it would be unusual for delinquencies in excess of the Delinquency Trigger to occur over the course of one or two collection periods, so it is unlikely that the Delinquency Trigger would occur without any prior pool performance concerns. Therefore, investors will be able to monitor the delinquency rate and can communicate with other investors about rising delinquency rates in advance of the Delinquency Trigger being breached, which allows even more time for investors to use the investor communication mechanism.

16.	Please confirm that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release (stating “the maximum percentage of investors’ interest in the pool required to initiate a vote may not be greater than 5% of the total investors’ interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)”).

Response

We confirm that notes held by the sponsor or servicer, or any affiliates thereof, are not included for purposes of the calculation to determine whether 5% of investors have elected to initiate an asset review vote. See “The Notes—Notes Owned by Transaction Parties” on page 72 of the prospectus.

July 1, 2016

17.	Please revise to confirm that the monthly distribution report filed by the depositor on Form 10-D will also include when a vote has been called and that the requisite percentage of investors have voted to direct a review, as applicable.

Response

We have revised the disclosure on page 82 under “Description of the Transfer Agreements and the Administration Agreement—Asset Representations Review—Asset Review Voting” to provide that the monthly distribution report filed by the depositor on Form 10-D will also include when a vote has been called and that the requisite percentage of investors have voted to direct a review, as applicable.

Asset Review, page 79

18.	We note your disclosure indicating that either the reviewer will have discretion over the review procedures or that the reviewer will perform the review in accordance with any procedures as agreed to by the parties in the asset representations review agreement. Please confirm that such procedures will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty. General Instruction I.B.1(b) of Form SF-3 states, in part, that the “asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties.”

Response

We confirm that the review procedures required of the asset representations reviewer for any offering will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty.

19.	We note your disclosure that “under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the [●] day after the Review Satisfaction Date.” While the review is required to be promptly completed, it is unclear whether you have provided the reviewer with adequate time to complete the review of all Subject Receivables. Please revise to include a specific number of days, or range of number of days, that the reviewer has to complete the review. Please tell us if there is a mechanism in place for the asset representations reviewer to extend, if necessary, its review beyond your disclosed specified date.

Response

We have revised the disclosure on page 82 to include bracketed options for a specific number of days that the asset representations reviewer has to complete the review. After discussing the review process, procedures and timing with potential asset representation reviewers, we believe that the bracketed options provide the reviewer with adequate time

July 1, 2016

to complete the review of all Subject Receivables. Additionally, we have revised the disclosure on page 82 to provide a mechanism for the asset review to be extended to the extent that review materials necessary to complete the review are not timely provided.

20.	We note your disclosure that “[t]he asset representations reviewer will only be responsible for determining whether there was noncompliance with of any Eligibility Representation with respect to any Subject Receivable, and will not determine whether such noncompliance gives rise to an obligation to repurchase the related Subject Receivable.” We further note your disclosure that, [i]f the asset representations reviewer determines that there was such a breach, the sponsor and the depositor will determine whether the sponsor or the depositor, as applicable, would be required to make a repurchase.” (emphasis added) Please revise to clarify that the asset representations reviewer will not be the party responsible for determining whether noncompliance with representations or warranties constitutes a breach of any contractual provision. Refer to General Instruction I.B.1(b) of Form SF-3.

Response

We have revised the disclosure on page 83 under “Description of the Transfer Agreements and the Administration Agreement—Asset Representations Review—Asset Review” to clarify that the asset representations reviewer will only assess compliance and will not be the party responsible for determining whether noncompliance with representations or warranties constitutes a breach of any contractual provision.

21.	We note your disclosure that, “[i]n conducting this investigation, VW Credit and the depositor, as applicable, will refer to the information available to it, including the asset representation reviewer’s report.” We also note you disclosure elsewhere that the owner trustee and indenture trustee may (but are not required to) notify VW Credit or the depositor of a breach by delivering written notice to VW Credit or the depositor. Please revise to clarify which transaction party will make a determination that noncompliance with the representations and warranties constitutes a breach of a contractual provision.

Response

We have revised the disclosure on page 83 to indicate that, with respect to any instance of noncompliance with an Eligibility Representation, the sponsor and the depositor, as applicable, will repurchase the related receivable only if the sponsor or the depositor, as applicable, determines that the noncompliance meets the standard for repurchases under the transaction documents. If any investor is not reasonably satisfied with the determination of the sponsor or the depositor, as applicable, the investor may direct the indenture trustee to refer the matter to either mediation or arbitration as described under “Description of the Transfer Agreements and the Administration Agreement—Request to Repurchase and Dispute Resolution” on page 83 of the prospectus.

July 1, 2016

Dispute Resolution, page 80

22.	Please revise to clarify how the requesting party will be informed of the status of the repurchase request.

Response

We have revised the disclosure on page 83 under “Description of the Transfer Agreements and the Administration Agreement—Request to Repurchase and Dispute Resolution” to clarify how the requesting party will be informed of the status of the repurchase request.

23.	We note your bracketed disclosure that “the depositor, the issuing entity, the owner trustee... or the indenture trustee (in its discretion or at the direction of the noteholder)” may utilize the dispute resolution provision. Please revise your disclosure to describe how investors (i.e., beneficial owners) may utilize the dispute resolution provision and explain the process that will be used to notify the transaction parties of a repurchase request and a referral to dispute resolution.

Response

We have revised the disclosure on page 83 under “Description of the Transfer Agreements and the Administration Agreement—Request to Repurchase and Dispute Resolution” to explain the process that investors may use to notify the indenture trustee of a repurchase request and a referral to dispute resolution.

24.	We note your disclosure that “any mediation and arbitration... will be subject to certain confidentiality restrictions...” Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Response

We have revised the disclosure on page 83 under “Description of the Transfer Agreements and the Administration Agreement—Request to Repurchase and Dispute Resolution” to clarify that confidentiality limitations will not prevent disclosure required by applicable law. We confirm that any confidentiality restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

25.	Please describe the conditions set forth in the sale and servicing agreement which would restrict an investor’s ability to join an existing mediation or arbitration and explain why such restrictions are appropriate.

July 1, 2016

Response

We have revised the disclosure on page 83 under “Description of the Transfer Agreements and the Administration Agreement—Request to Repurchase and Dispute Resolution” to clarify that the conditions set forth in the sale and servicing agreement to restrict an investor’s ability to join an existing mediation or arbitration are designed to ensure that joinder of such party would not prejudice the rights of the participants to the existing mediation or arbitration. For example, the untimely joinder of an additional investor to an existing mediation or arbitration could result in material delays to reaching a resolution of the dispute. We believe this restriction is appropriate in order to balance the interest of the joining investor and the parties to the existing proceeding. While an investor seeking to join an existing proceeding will have an interest in participating in the proceeding, they will also share the interest of the existing parties to the proceeding in achieving a timely resolution to the dispute. In addition, the remedy sought—namely, repurchase of the related receivable—is the same regardless of whether the incoming investor is allowed to join the proceeding. As such, we believe it is appropriate to limit an investor’s ability to join an existing dispute resolution proceeding to situations where such joinder will not prejudice the rights of the existing participants.

Exhibits

26.	Please file your required exhibits, including the form of certification pursuant to Item 601(b)(36) of Regulation S-K and the underlying transaction agreements, with your next amendment. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Response

We have filed the required exhibits, including the form of certification pursuant to Item 601(b)(36) of Regulation S-K, forms of the underlying transaction agreements and the legality and tax opinions required pursuant to Item 601(b)(5) and Item 601(b)(8), respectively, of Regulation S-K.

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July 1, 2016

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373, or Louis Shansky, at (212) 506-2170. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	William Horwath
Kevin McDonald, Esq.

July 1, 2016

Schedule I

List of Affiliates and related Central Index Key (“CIK”) numbers

CIK	Affiliate
0001242472	Volkswagen Auto Loan Enhanced Trust 2003-1
0001267762	Volkswagen Auto Loan Enhanced Trust 2003-2
0001343707	Volkswagen Auto Loan Enhanced Trust 2005-1
0001386636	Volkswagen Auto Loan Enhanced Trust 2007-1
0001431987	Volkswagen Auto Loan Enhanced Trust 2008-1
0001449636	Volkswagen Auto Loan Enhanced Trust 2008-2
0001480749	Volkswagen Auto Loan Enhanced Trust 2010-1
0001514027	Volkswagen Auto Loan Enhanced Trust 2011-1
0001538438	Volkswagen Auto Loan Enhanced Trust 2012-1
0001558806	Volkswagen Auto Loan Enhanced Trust 2012-2
0001569601	Volkswagen Auto Loan Enhanced Trust 2013-1
0001589845	Volkswagen Auto Loan Enhanced Trust 2013-2
0001604133	Volkswagen Auto Loan Enhanced Trust 2014-1
0001620346	Volkswagen Auto Loan Enhanced Trust 2014-2